SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

NOTIFICATION OF APPOINTMENT OF OFFICER

According to the rule of NYSE (Listed Company Manual 204.14), LG.Philips LCD Co., Ltd. (the “Company”) hereby notifies the New York Stock Exchange that the following two executive officers were appointed on January 1, 2005.

Name	Position	First Elected /Appointed	Principal Business Activities Performed Outside Our Company
Sang Deog Yeo	Executive Vice-President for Product Development Center	January 1, 2005	None
Jae Geol Ju	Executive Vice-President for SCM Center	January 1, 2005	None

For your reference, the Company also informs you that, on January 1, 2005, both Mr. Ron H. Wirahadiraksa (Chief Financial Officer) and Mr. Ki Seon Park (Chief Operation Officer) were promoted to hold the title “President”. Prior to his promotion, Mr. Wirahadiraksa held the title “Senior Executive Vice President” and Mr. Park held the title “Executive Vice President for Manufacturing”. Both Mr. Wirahadiraksa and Mr. Park still serve as Chief Financial Officer and Chief Operation Officer, respectively.

There are no other changes to the composition of the Company’s directors and executive officers as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: January 4, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer